Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

April 17, 2013

Edward M. Kelly

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interline Brands, Inc.
Registration Statement on Form S-4
Filed March 15, 2013
File No. 333-187271
Registration Statement on Form S-1
Filed March 15, 2013
File No. 333-187272
Annual Report on Form 10-K
Filed March 12, 2013
File No. 1-32380

Dear Mr. Kelly:

This letter sets forth the response of Interline Brands, Inc. (“Interline” or “the Company”) to the comment letter, dated April 10, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Interline’s Registration Statement on Form S-4, filed on March 15, 2013, Interline’s Registration Statement on Form S-1, filed on March 15, 2013 (collectively, the “Registration Statements”) and Interline’s Annual Report on Form 10-K, filed on March 12, 2013 (the “Form 10-K”). This letter is being filed with Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Form S-4”) and with Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Form S-1” and, together with the Amended Registration Statement on Form S-4, the “Amended Registration Statements”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements marked to show changes to the Registration Statements.

General

1.	Please ensure that you make corresponding changes to the market-making prospectus filed contemporaneously on Form S-1. Please also provide the undertaking required by Item 512(h)(3) of Regulation S-K in your Form S-1.

Response:

The Company notes the Staff’s comment and ensures the Staff that it will make corresponding changes to the market-making prospectus filed contemporaneously on Form S-1. The Amended Form S-1 has been updated to provide the undertaking required by Item 512(h)(3) of Regulation S-K on page II-3 thereto.

2.	Please file a supplemental letter stating that you are registering the exchange offer in reliance on our position enunciated in the Exxon Capital Holdings Corporation (May 13, 1998), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Response:

The Company has filed simultaneously herewith as correspondence in connection with the Amended Registration Statement on Form S–4 a supplemental letter stating that the Company is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No–Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No–Action Letter (June 5, 1991) and Shearman & Sterling, SEC No–Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no–action letters.

Market, Ranking and Other Data, page i

3.	We note the disclaimer that you “...cannot guarantee the accuracy or completeness of any such information contained in this prospectus.” Since you may not disclaim responsibility for information that you have chosen to include in the prospectus, please delete the disclaimer.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page i of the Amended Form S-4 and page i of the Amended Form S-1 to delete the disclaimer.

Change of Control, page 12

4.	Disclose that if there is a change of control, you may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 11 of the Amended Form S-4 and page 7 of the Amended Form S-1 to disclose that if there is a change of control, the Company may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

Pro Forma Footnotes, page 35

5.	Please tell us whether your adjustment for depreciation and amortization relates to the depreciation of PP&E. If not, please tell us whether asset lives changed and if assets were written up/down in allocating the purchase price.

Response:

The adjustment for depreciation and amortization reflects the incremental amortization expense resulting from the fair value adjustments of identifiable definite-lived intangible assets. It does not relate to the depreciation of PP&E.

The net book value and remaining asset lives of the Company’s PP&E approximated the fair value and useful asset lives as of the transaction date; therefore, the net book value and the remaining asset lives of Company’s PP&E were not changed. As a result, there was no need for an adjustment for depreciation and amortization related to the Company’s PP&E in the pro forma financial statements or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

6.	Please amend your filing to disclose the total research and development costs charged to expense in each period for which an income statement is presented. Refer to ASC 730-10-50-1.

Response:

The Company does not take part in research and development activities; therefore, such disclosure is not applicable for the Company.

Fiscal Year Ended December 30, 2011 Compared to Fiscal Year Ended December 31, 2010, page 43

7.	On page F-18 it appears that janitorial and sanitation products as a percentage of net sales increased from 28% for 2010 to 37% for 2011. Please amend your filing to quantify each of the contributing factors driving the increase in janitorial and sanitation products period over period. Refer to Section 501.12b.2, 3 and 4 of the Financial Reporting Codification.

Response:

The increase in janitorial and sanitation product sales as a percentage of net sales from 28% for 2010 to 37% for 2011 was due to the acquisitions of CleanSource, Inc. and Northern Colorado Paper, Inc. as described in the Acquisitions section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as an expansion of the Company’s offering of janitorial and sanitation products (see page 39 of the Amended Form S-4, page 34 of the Amended Form S-1 and page 30 of the Form 10-K). As disclosed in the Reconciliation of Average Organic Daily Sales to Net Sales section of the “Management’s Discussion and Analysis of Financial Condition and Results of

Operations,” these acquisitions contributed $143.7 million of the $146.5 million increase in sales of janitorial and sanitation products noted in the Company’s financial statements (see page 44 of the Amended Form S-4, page 40 of the Amended Form S-1 and page 35 of the Form 10-K).

In response to the Staff’s comment, the Company believes that it has appropriately discussed the increase in janitorial and sanitation products in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Liquidity and Capital Resources, page 45

8.	Please disclose whether any of your borrowing agreements contains a material adverse change clause and/or financial debt covenants. Financial debt covenant requirements should be quantified as well as the actual historical measure under such covenant for the most recent period. See the guidance in Section 501.02 of the Financial Reporting Codification.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 49 of the Amended Form S-4 and page 44 of the Amended Form S-1 to disclose that future borrowings under its ABL Facility are subject to the Company’s representation and warranty that no material adverse event has occurred. The Company will include similar disclosure in its future periodic reports filed pursuant to the Securities Exchange Act of 1934, including the Company’s next Quarterly Report on Form 10-Q.

The Company’s borrowing agreements do not contain any financial debt covenants, other than as disclosed on page 49 of the Amended Form S-4, page 45 of the Amended Form S-1 and page 40 of the Form 10-K respectively. As disclosed, the ABL Facility includes a requirement to maintain a fixed charge coverage ratio of at least 1.00:1.00 when excess availability under the ABL Facility is less than or equal to the greater of (i) 10% of the total commitments under the ABL Facility, and (ii) $25.0 million. The Company has further disclosed in the “Liquidity and Capital Resources” section (on page 45 of the Amended Form S-4, page 40 of the Amended Form S-1 and page 36 of the Form 10-K) that as of December 28, 2012, the Company had $113.5 million of availability under the ABL Facility, net of $8.9 million in letters of credit.

Capital Expenditures, page 48

9.	Please disclose your estimated capital expenditures in 2013 pursuant to Item 303(a)(2) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 48 of the Amended Form S-4 and page 43 of the Amended Form S-1 to disclose that the Company’s estimated capital expenditures in 2013 as a percentage of sales are expected to be comparable with the Company’s historical trends. The Company will include similar disclosure in its future periodic reports filed pursuant to the Securities Exchange Act of 1934, including the Company’s next Quarterly Report on Form 10-Q.

Revenue recognition, page 53

10.	If material, please revise your filing to disclose gross revenues for each period presented. Refer to ASC 605-45-50-1.

Response:

The Company has reviewed ASC 605-45-50-1 regarding the voluntary disclosure of gross revenues. The Company’s estimated discounts, rebates and returns are not material as they comprise less than 3% of gross revenues; therefore, gross revenues are not materially different from net revenues. In addition, we do not believe there are any quantitative or qualitative factors that may cause such disclosure to be useful to the users of the financial statements.

Legal Proceedings, page 71

11.	Please identify the principal parties to the TCPA action, and specify the relief sought. See Item 103 of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 71 of the Amended Form S-4 and page 66 of the Amended Form S-1 to disclose the principal parties to the TCPA action and to specify the relief sought. The Company will include similar disclosure in its future periodic reports filed pursuant to the Securities Exchange Act of 1934, including the Company’s next Quarterly Report on Form 10-Q.

Expiration Date; Extensions; Amendments; Termination, page 104

12.	You indicate that you reserve “the right to delay accepting of any initial notes.” Please clarify in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 104 of the Amended Form S-4 to clarify that we may delay acceptance of any initial notes only due to an extension of the exchange offer. The Company hereby confirms that any such delay will be consistent with Rule 14e-1(c).

13.	Please confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Response:

The Company confirms that it will disclose the approximate aggregate principal amount of notes tendered to date with its public announcement of any extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 109

14.	Please review the disclosure relating to the conditions of the exchange offer and explain whether the disclosure you have included in the prospectus is an accurate description of the circumstances under which you will complete the exchange offer.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 109 of the Amended Form S-4.

15.	We note the statement “[w]e will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them.” You may not waive implicitly an exchange offer condition by failing to assert it. If you decide to waive an exchange offer condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 109 of the Amended Form S-4 to remove the above cited language.

Principal, Maturity and Interest, page 112

16.	We note the disclosure that if you are entitled to pay PIK interest or partial PIK interest on the notes, you may elect to increase the outstanding principal amount of the notes or issue additional notes or PIK notes. Please tell us how you intend to comply with Section 5 as it relates to the issuance of additional notes.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company does not currently anticipate issuing any PIK notes prior to the maturity of the notes. Therefore the Company does not believe registration of any PIK notes is required. In addition, to the extent the Company elects to increase the outstanding principal amount of the notes by offering or issuing any additional notes, the Company would expect to file a separate registration statement with respect to such additional notes.

Should you have any questions or comments with response to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart Gelfond

Stuart Gelfond

cc:	Michael J. Grebe (Interline Brands, Inc.)
David C. Serrano (Interline Brands, Inc.)
Michael Agliata (Interline Brands, Inc.)
Jay Ingram (Securities and Exchange Commission)
Tracey L. McKoy (Securities and Exchange Commission)
Alfred P. Pavot, Jr. (Securities and Exchange Commission)